Exhibit 1

EuroTech Holdings Company Limited

6-K – June 28, 2004

Euro Tech Holdings Company Limited Reports 2003 Year-End Results and Announces Stock Dividend

Hong Kong – June 28, 2004 – Euro Tech Holdings Company Limited (Nasdaq: CLWT)

Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported financial results for the 12-month period ended December 31, 2003 and announced a stock dividend to the holders of its Ordinary Shares.

The Company’s revenues for the fiscal year ended December 31, 2003 (“Fiscal 2003”) were approximately $27,442,000 compared to approximately $23,497,000 in the Company’s fiscal year ended December 31, 2002 (“Fiscal 2002”), an approximate 17% increase. Net income for Fiscal 2003 was approximately $531,000, an approximate 6% increase from Fiscal 2002 net income of approximately $500,000. Earnings per share of $0.12 for Fiscal 2003 represented an increase of $0.01 when compared to $.011 per share for Fiscal 2002. The Company’s business during Fiscal 2003 benefited from the Company’s diversification into engineering and manufacturing and the strengthening of the Company’s distribution and retail network and contributions from its engineering affiliates, Yixing Pact Environment Technology Company Ltd. and Pact Asia Pacific Ltd. (“Pact”). The Company owns a 30% equity stake in Pact.

Management is pleased with these results.

In order to increase the liquidity of its shares in the public market. The Company also announces that shareholders of record at 5:00 p.m. (New York time) on July 19, 2004 will be entitled to receive five (5) shares for each ten (10) shares held. The dividend is anticipated to be paid on August 2, 2004.

Management remains very optimistic for the Company’s future and its near-term expansion plans are:

•                              As the shortage of electricity is as severe as that of clean water in China, the Company intends to focus on not only water and wastewater industries but also on power generation industries;

•                              Expect online ordering for the Company’s products to be fully available in August 2004;

•                              “Low-tech” products sold through its retail shops coupled with planned online sales capability are planned to reduce costs and sales overhead;

•                              Make an increased effort to sell its developed and manufactured oil analyzers, turbidity instruments, spectrometers and total organic analyzers;

•                              Seek more opportunities with its suppliers to assemble their products and a suitable manufacturer of analytical instruments to acquire; and

•                              Seek a suitable engineering company to acquire in order to increase its engineering capability to bid on large water, wastewater and power generation projects.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on venders, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2003.

CONDENSED STATEMENTS OF OPERATIONS

(Dollar amounts in US$ thousands, except share and per share data)

	As of December 31,
	2003	2002	% Change

Revenue	$27,442	$23,497	+ 17%
Net Income	531	500	+ 6%
Net Income Per Share	0.12	0.11
Weighted Average Number of Ordinary Shares Outstanding	4,516,883	4,516,883

SELECTED BALANCE SHEET DATA

	Year Ended December 31,
	2003	2002	% Change

Cash and Cash Equivalents	$2,752	$3,173	- 13%
Total Current Assets	10,979	10,365	+ 6%
Total Assets	13,308	12,716	+ 5%
Total Current Liabilities	6,065	6,002	+ 1%
Total Liabilities	6,065	6,002	+ 1%
Total Shareholders’ Equity	7,243	6,714	+ 8%

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel: 011-852-2814-0311
Fax: 011-852-2873-4887